

Mail Stop 4628

September 19, 2017

Lewis B. Gardner, Esq.
General Counsel and Vice President, External Affairs
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

      Re: EQT Corporation
                  Amendment No. 1 to Registration Statement on Form S-4
                  Filed September 8, 2017
                  File No. 333-219508

Dear Mr. Gardner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

General

1.   We note your revised disclosure in response to comment 4. Please supplement to further explain how the board concluded that a more significant, controlling stake as a result of a potential business combination with Company B represented a less attractive alternative for the company. Please also describe in greater detail how Company B's recently completed transaction with "similar premiums" factored into the Rice Energy board's determination to proceed with EQT exclusively.

2.   Please also revise to address the two additional potential acquirers that were engaged at this time.

Opinion of EQT's Financial Advisor, page 86

EQT Financial Analyses, page 100

Opinion of Rice's Financial Advisor, page 106

Pro Forma Merger Consequences Analysis, page 125

3.   We note that each of Citi and Barclays appeared to evaluate the joint findings of the EQT/Rice Energy management teams regarding the expected costs savings and operational synergies to be captured by the combined businesses. We note further that a Form 8-K filing on July 27, 2017, submitted pursuant to Rule 425, included an EQT presentation that provides a detailed outline of various "Upside Synergy Potential" and assigns specific values to each line item. Please expand your disclosure in this section to include such analyses, including the assumptions relied upon to arrive as such figures. Please also revise to describe more specifically how the fairness evaluations considered these synergy projections. We note the references to the "high potential" and "low potential" operational synergies on page 103 in the section discussing Citi analyses and the fourth bulleted item at the top of page 108 to "the pro forma impact" of Expected Synergies in your discussion of the Barclays analyses.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 – Pro Forma Adjustments and Assumptions, page 169

4.   We note your response to prior comment 11. Explain in further detail why the pro forma adjustments related to the expected issuance of new senior notes to fund the cash consideration required for the merger and the planned extinguishment of outstanding indebtedness of Rice Energy Inc. are necessary to provide investors with adequate financial information with which to make an investment decision. In addition, as it relates to your planned issuance of senior notes, tell us about the basis for your expectation that longer-term traditional financing can be obtained in a capital markets transaction (e.g., an agreement as to major terms has been reached in principle).

   You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3745 with any other questions.

         Sincerely,

         /s/H. Roger Schwall

         H. Roger Schwall
         Assistant Director
         Office of Natural Resources

cc: Steven A. Cohen
   Victor Goldfeld
   Wachtell, Lipton, Rosen & Katz